July 19, 2008

H. Christopher Owings, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:           Internet Acquisition Group Inc.
Information Statement on Schedule 14C
Filed December 31, 2007
Form 10-K Filed on April 2, 2007
Form 8-K Filed on September 28, 2007
File no. 000-52080

CC: Ms. Indra Lall.

Dear Mr. Owings:

    As per your conversation today with our counsel, Frank Hariton, we formally acknowledge the following:

1.	that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for the time and attention devoted for your review.  If you have any further comments or questions or wish to discuss the above, do not hesitate to contact our counsel at 914-674-4373.

Very truly yours,

By: /s/Qingfu Ren
Qingfu Ren,  Chief Executive Officer
Internet Acquisition Group, Inc.